CONSENT OF PROFESSIONAL

Dated October 18, 2010

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

New Brunswick Securities Commission

Securities Commission of Newfoundland and Labrador

Prince Edward Island Securities Office
Toronto Stock Exchange

Ladies and Gentlemen

Re:	Platinum Group Metals Ltd. (the “Company”) – Consent of Qualified Person

Reference is made to (i) my technical report I authored dated August 31, 2010 titled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) located on the Western Limb of the Bushveld Igneous Complex, South Africa”; (ii) my technical report I co-authored dated November 20, 2009, with an effective date of October 8, 2009 titled “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) located on the Western Limb of the Bushveld Igneous Complex, South Africa”; and (iii) my technical report I co- authored dated November 20, 2009 titled “Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” (collectively, the “Reports”).

In connection with the Company’s Final Short Form Prospectus dated October 18, 2010, all supplements thereto and all documents incorporated by reference therein (collectively, the “Prospectus”), I consent to the use of my name, Minxcon (Pty) Ltd. and references to the Reports, or portions thereof, in the Prospectus and to the inclusion or incorporation by reference of information derived from the Reports in the Prospectus.

I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or that are within my knowledge as a result of the services performed by me in connection with the Reports.

“Signed”

Charles Muller, BSc. (Hons), Pr.Sc.Nat. Minxcon (Pty) Ltd.